Contact

www.linkedin.com/in/arthurmenard (LinkedIn)
hello-world.fr (Other)
spartanunderwar.com (Company)

Top Skills

PMO
Process Optimization
Microsoft Excel

Languages

Chinese (Elementary)
English (Native or Bilingual)
French (Native or Bilingual)
Spanish (Limited Working)

Honors-Awards

Business Insider Top French Entrepreneurs Under 30
Forbes 30 under 30

Publications

TEDx Talk on Lambs' marketing

Arthur Menard de Calenge

CEO at HAVN • Forbes 30 Under 30
Los Angeles Metropolitan Area

Summary

CEO at HAVN (formerly Lambs), on a mission to help everyone live a happier, healthier, and longer life by simply upgrading their everyday clothing.

Lambs is a health & wellness technology company empowering people with a convenient solution to protect themselves and their family from EMF from cellphone, wifi, and bluetooth. Our claim to fame? Inventing the first everyday radiation-proof clothing that blocks 99.7% of EMF from reaching your essential organs... Learn more at http://getlambs.com

Forbes 30 Under 30 & Business Insiders Top Entrepreneurs Under 30.

Angel Investor, TEDx Speaker, and occasionally speaks at conferences, guest lectures at business schools, coaches early-stage startups, and contributes to magazines such as Forbes or Inc.

Experience

HAVN

Co-Founder & CEO
May 2019 - Present (5 years 7 months)
Los Angeles - Santa Monica

Lambs is on a mission to make everyone feel their best day after day just by upgrading their everyday clothing. We’re revolutionizing the athleisure industry for health-conscious individuals with proprietary clothing that actively supports consumers’ performance (backed by scientific studies). Tens of thousands of customers chose Lambs because they want better sleep, recovery, and cognition..

Featured as the apparel of the future in a number of major publications such as Forbes, BBC, ABC News, USA Today, CBS News, NBC, GQ, Mashable, The Verge and The New Yorker.

Liquid Death Mountain Water
Angel Investor
2019 - Present (5 years)

Investor
Angel Investor
2019 - Present (5 years)

Angel investor in a dozen startups in the health & wellness or e-commerce space.

OneApp
Co-Founder
2014 - 2019 (5 years)
Paris

SaaS solution for local businesses to help them set-up and automate their online communication on the Internet and the Social Networks.

After co-founding the company and bringing it to profitability, I now hold a strategic advisor role as a board director.

Methode-Prepa
Founder
2012 - 2014 (2 years)
Internet business

The company is now 100% automated.

- Conception and commercialization of 3 online video-based methodology training programs for students preparing competitive exams

- Book author: 3 books published between 2014 and 2016.

This first entrepreneurial venture help me to learned a great deal on webmarketing, sales funnels, automation and processes.

PwC Consulting
Consultant - Advisory
2013 - 2013 (less than a year)

New York City

Project: Liberty Mutual Insurance (Fortune 100 company); Building international data- centers and centralizing the applications and data of the 14 country divisions.

- Management of a 3 people offshore team to reconcile missing information
- Process optimization to gain efficiency and prevent loosing information

I left PwC to pursue my MBA.

DNAVision
Business Engineering Analyst
May 2012 - August 2012 (4 months)
Belgium

Project: Establishment of the genomic pattern of prostate cancer using today's research to prepare the introduction of a new service of the company. Creation of a data model of driver mutations and associated deductions.

Supervised and mentored by the CEO Laurent Alexandre, MD, founder of Doctissimo.fr (sold $150M in 2007). This was an amazing opportunity to learn from an incredible entrepreneur and though-leader in the NBIC space.

Education

HEC Paris
Master of Business Administration (M.B.A.), Business and Entrepreneurship, Business and Entrepreneurship

AgroParisTech - Institut des sciences et industries du vivant et de l'environnement
Master's degree, Life sciences, Management and Innovation

Prepa - Janson de Sailly
Post-secondary preparatory school, Biology, Mathematics, Chemistry and Physics